UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c)
and (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2*

Taleo Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

87424N104

(CUSIP Number)

October 4, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 17 Pages

CUSIP No.

87424N104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Charles Sirois

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☑

3.	SEC Use Only

4.	Citizenship or Place of Organization

Canadian Citizen

	5.	Sole Voting Power
Number of		3,453,705
Shares
Beneficially	6.	Shared Voting Power
Owned by		- 0 -
Each
Reporting	7.	Sole Dispositive Power
Person With		3,453,705

	8.	Shared Dispositive Power
		- 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,453,705

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 17.4%

12.	Type of Reporting Person (See Instructions) IN

Page 3 of 17 Pages

CUSIP No.

87424N104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Placements Charles Sirois Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☑

3.	SEC Use Only

4.	Citizenship or Place of Organization

Quebec

	5.	Sole Voting Power
Number of		3,244,229
Shares
Beneficially	6.	Shared Voting Power
Owned by		- 0 -
Each
Reporting	7.	Sole Dispositive Power
Person With		3,244,229

	8.	Shared Dispositive Power
		- 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,244,229

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 16.5%

12.	Type of Reporting Person (See Instructions) CO

Page 4 of 17 Pages

CUSIP No.

87424N104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Telemex Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☑

3.	SEC Use Only

4.	Citizenship or Place of Organization

Quebec

	5.	Sole Voting Power
Number of		3,244,229
Shares
Beneficially	6.	Shared Voting Power
Owned by		- 0 -
Each
Reporting	7.	Sole Dispositive Power
Person With		3,244,229

	8.	Shared Dispositive Power
		- 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,244,229

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 16.5%

12.	Type of Reporting Person (See Instructions) CO

Page 5 of 17 Pages

CUSIP No.

87424N104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Telesystem Investments Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☑

3.	SEC Use Only

4.	Citizenship or Place of Organization

Quebec

	5.	Sole Voting Power
Number of		3,244,229
Shares
Beneficially	6.	Shared Voting Power
Owned by		- 0 -
Each
Reporting	7.	Sole Dispositive Power
Person With		3,244,229

	8.	Shared Dispositive Power
		- 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,244,229

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 16.5%

12.	Type of Reporting Person (See Instructions) CO

Page 6 of 17 Pages

CUSIP No.

87424N104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Telesystem Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☑

3.	SEC Use Only

4.	Citizenship or Place of Organization

Quebec

	5.	Sole Voting Power
Number of		3,244,229
Shares
Beneficially	6.	Shared Voting Power
Owned by		- 0 -
Each
Reporting	7.	Sole Dispositive Power
Person With		3,244,229

	8.	Shared Dispositive Power
		- 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,244,229

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 16.5%

12.	Type of Reporting Person (See Instructions) CO

Page 7 of 17 Pages

CUSIP No.

87424N104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Telesystem Special Fund I L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☑

3.	SEC Use Only

4.	Citizenship or Place of Organization

Quebec

	5.	Sole Voting Power
Number of		1,341,854
Shares
Beneficially	6.	Shared Voting Power
Owned by		- 0 -
Each
Reporting	7.	Sole Dispositive Power
Person With		1,341,854

	8.	Shared Dispositive Power
		- 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,341,854

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 7.2%

12.	Type of Reporting Person (See Instructions) PN

Page 8 of 17 Pages

CUSIP No.

87424N104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Telsoft Ventures Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☑

3.	SEC Use Only

4.	Citizenship or Place of Organization

Quebec

	5.	Sole Voting Power
Number of		1,902,375
Shares
Beneficially	6.	Shared Voting Power
Owned by		- 0 -
Each
Reporting	7.	Sole Dispositive Power
Person With		1,902,375

	8.	Shared Dispositive Power
		- 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,902,375

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.7%

12.	Type of Reporting Person (See Instructions) CO

Page 9 of 17 Pages

CUSIP No.

87424N104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Telesystem Software Ventures Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☑

3.	SEC Use Only

4.	Citizenship or Place of Organization

Quebec

	5.	Sole Voting Power
Number of		1,902,375
Shares
Beneficially	6.	Shared Voting Power
Owned by		- 0 -
Each
Reporting	7.	Sole Dispositive Power
Person With		1,902,375

	8.	Shared Dispositive Power
		- 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,902,375

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.7%

12.	Type of Reporting Person (See Instructions) PN

Item 1.

(a)	Name of Issuer Taleo Corporation (“Taleo”)

(b)	Address of Issuer’s Principal Executive Offices 575 Market Street Eighth Floor San Francisco, California 94105

Item 2.

(a)	Name of Person Filing

     This Schedule 13G is being filed on behalf of Mr. Charles Sirois, Placements Charles Sirois Inc., Telemex Inc., Telesystem Investments Inc., Telesystem Ltd., Telesystem Special Fund I L.P., Telsoft Ventures Inc. and Telelesystem Software Ventures Limited Partnership (collectively, the “Filing Parties”).

(b)	Address of Principal Business Office or, if none, Residence

     The address for each of the filing parties is 1000 de La Gauchetière Street West, Montreal, Quebec H3B 4W5 Canada.

(c)	Citizenship

     Mr. Sirois is a citizen of Canada. All of the other Filing Parties are organized under the laws of the Province of Quebec, Canada.

(d)	Title of Class of Securities Class A Common Stock.

(e)	CUSIP Number 87424N104

Item 3.   If this statement is filed pursuant to 17 C.F.R. §240.13d-1(b) or 17 C.F.R. §240.13d-2(b) or (c), check 3. whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. § 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. § 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. § 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. § 80a-8).
(e)	☐	An investment adviser in accordance with 17 C.F.R. §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with 17 C.F.R. §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 17 C.F.R. § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. § 1813);
(i)	☐	A church that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with 17 C.F.R. §240.13d-1(b)(1)(ii)(J).

Not Applicable

Item 4.   Ownership.

(a)	Amount Beneficially Owned

Charles Sirois	3,453,705	(1)

Placements Charles Sirois Inc.	3,244,229	(2)

Telemex Inc.	3,244,229	(3)

Telesystem Investments Inc.	3,244,229	(4)

Telesystem Ltd.	3,244,229	(5)

Telesystem Special Fund I L.P.	1,341,854	(6)

Telsoft Ventures Inc.	1,902,375	(7)

Telelesystem Software Ventures Limited Partnership	1,902,375	(8)

(b)	Percent of class:

Charles Sirois	17.4	%(9)

Placements Charles Sirois Inc.	16.5	%(9)

Telemex Inc.	16.5	%(9)

Telesystem Investments Inc.	16.5	%(9)

Telesystem Ltd.	16.5	%(9)

Telesystem Special Fund I L.P.	7.2	%(9)

Telsoft Ventures Inc.	9.7	%(9)

Telelesystem Software Ventures Limited Partnership	9.7	%(9)

(1)	As the controlling shareholder of Placements Charles Sirois Inc., Mr. Charles Sirois is deemed to beneficially own the shares of Class A Common Stock of Taleo (“Class A

Common Stock”) deemed to be beneficially owned by Placements Charles Sirois Inc. because he has the sole power to vote or to direct the voting of these shares and he has the sole power to dispose or to direct the disposition of these shares. In addition, through another wholly-owned subsidiary, Mr. Charles Sirois is deemed to beneficially own 209,476 shares of Class A Common Stock as a result of such subsidiary’s ownership of 1,256,856 shares of Exchangeable Preferred Class A Stock of 9090-5415 Quebec Inc., which are exchangeable at any time into 209,476 shares of Class A Common Stock at such subsidiary’s request. The subsidiary is also the record owner of an additional 1,256,856 shares of Exchangeable Preferred Class A Stock of 9090-5415 Quebec Inc., but is not the beneficial owner of these additional shares, because it is holding such additional shares as agent for a third party, and, pursuant to the agency agreement, has neither the power to vote or to direct the voting of these additional shares nor the power to dispose or to direct the disposition of these additional shares.

(2)	As the controlling shareholder of Telemex Inc., Placements Charles Sirois Inc. is deemed to beneficially own the shares of Class A Common Stock deemed to be beneficially owned by Telemex Inc. because it has the sole power to vote or to direct the voting of these shares and it has the sole power to dispose or to direct the disposition of these shares.

(3)	As the controlling shareholder of Telesystem Investments Inc., Telemex Inc. is deemed to beneficially own the shares of Class A Common Stock deemed to be beneficially owned by Telesystem Investments Inc. because it has the sole power to vote or to direct the voting of these shares and it has the sole power to dispose or to direct the disposition of these shares.

(4)	As the controlling shareholder of Telesystem Ltd, Telesystem Investments Inc. is deemed to beneficially own the shares of Class A Common Stock deemed to be beneficially owned by Telesystem Ltd. because it has the sole power to vote or to direct the voting of these shares and it has the sole power to dispose or to direct the disposition of these shares.

(5)	As the controlling shareholder of Telsoft Ventures Inc., Telesystem Ltd is deemed to beneficially own the shares of Class A Common Stock held by Telsoft Ventures Inc. because it has the sole power to vote or to direct the voting of these shares and it has the sole power to dispose or to direct the disposition of these shares. As the General Partner of Telesystem Special Fund I L.P., Telesystem Ltd is deemed to beneficially own the shares of Class A Common Stock deemed to be owned by Telesystem Special Fund I L.P. because it has the sole power to vote or to direct the voting of these shares and it has the sole power to dispose or to direct the disposition of these shares.

(6)	Telesystem Special Fund I L.P. owns these 1,341,854 shares of Class A Common Stock directly.

(7)	As the General Partner of Telesystem Software Ventures Limited Partnership (“Telsoft”), Telsoft Ventures Inc. is deemed to beneficially own the shares of Class A Common Stock held by Telsoft because it has the sole power to vote or to direct the voting of these shares and it has the sole power to dispose or to direct the disposition of these shares.

(8)	Telsoft owns 843,975 shares of Class A Common Stock of Taleo (“Class A Common

Stock”) directly, and is deemed to own an additional 1,058,400 shares of Class A Common Stock as a result of its ownership of 6,350,000 shares of Exchangeable Preferred Class B Stock of 9090-5415 Quebec Inc., which are exchangeable at any time into 1,058,400 shares of Class A Common Stock at Telsoft’s request.

(9)	Based upon 12,430,043 shares of Class A Common Stock of Taleo outstanding as of June 30, 2005 (taking into account the conversion of Taleo’s outstanding preferred stock into an aggregate of 12,334,407 shares of Class A common stock upon the completion of Taleo’s initial public offering on October 4, 2005 (the “IPO”)) plus 5,360,000 new shares of Class A Common Stock sold by Taleo in the IPO, plus 841,124 shares of Class A Common Stock issued in lieu of payment of accreted dividends on Taleo’s outstanding preferred stock immediately prior to the IPO, for a total of 18,631,167 shares of Class A Common Stock of Taleo outstanding, plus, in the case of those Filing Persons that own or are deemed to own securities convertible into Class A Common Stock, the number of shares of Class A Common Stock that such person owns or is deemed to own, in accordance with Rule 13d-3(c).

     Each of Telsoft, Telsoft Ventures Inc., Telesystem Special Fund I L.P., Telesystem Ltd., Telesystem Investments Inc., Telemex, Inc., Placements Charles Sirois and Mr. Charles Sirois disclaim beneficial ownership in such securities except to the extent of their pecuniary interest therein.

(c)	The following indicates for each filing person the number of shares of Company securities as to which there is sole and/or shared power to vote or dispose of the shares:

	Sole Power	Shared Power
Charles Sirois	3,453,705	0
Placements Charles Sirois Inc.	3,244,229	0
Telemex Inc.	3,244,229	0
Telesystem Investments Inc.	3,244,229	0
Telesystem Ltd.	3,244,229	0
Telesystem Special Fund I L.P.	1,341,854	0
Telsoft Ventures Inc.	1,902,375	0
Telelesystem Software Ventures Limited Partnership	1,902,375	0

Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     Footnotes 1 through 8 in Item 4 are hereby incorporated by reference.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the
               Parent Holding Company

     Footnotes 1 through 8 in Item 4 are hereby incorporated by reference.

Item 8.   Identification and Classification of Members of the Group

     Not Applicable.

Item 9.   Notice of Dissolution of Group

     Not Applicable.

Item 10.   Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2005	Charles Sirois

	By:	/s/ Michel Cordeau
		Name:	Michel Cordeau
		Title:	Authorized Signer

Date: October 13, 2005	Placements Charles Sirois Inc.

	By:	/s/ Michel Cordeau
		Name:	Michel Cordeau
		Title:	Authorized Signer

Date: October 13, 2005	Telemex Inc.

	By:	/s/ Michel Cordeau
		Name:	Michel Cordeau
		Title:	Authorized Signer

Date: October 13, 2005	Telesystem Investments Inc.

	By:	/s/ Michel Cordeau
		Name:	Michel Cordeau
		Title:	Authorized Signer

Date: October 13, 2005	Telesystem Ltd.

	By:	/s/ Michel Cordeau
		Name:	Michel Cordeau
		Title:	Authorized Signer

Date: October 13, 2005	Telesystem Special Fund I L.P.

	By:	/s/ Michel Cordeau
		Name:	Michel Cordeau
		Title:	Authorized Signer

Date: October 13, 2005	Telsoft Ventures Inc.

	By:	/s/ Michel Cordeau
		Name:	Michel Cordeau
		Title:	Authorized Signer

Date: October 13, 2005	Telelesystem Software Ventures Limited Partnership

	By:	/s/ Michel Cordeau
		Name:	Michel Cordeau
		Title:	Authorized Signer

Exhibits

Exhibit 1	Statement Appointing Designated Filer and Authorized Signer (incorporated by reference to Exhibit 24 to the Form 3 filed by Charles Sirois and certain of the other Filing Persons with regard to Taleo on August 25, 2005).